February 24, 2020

Robert L. Salomon
Chief Financial Officer
Beazer Homes USA Inc
1000 Abernathy Road, NE
Suite 260
Atlanta, GA 30328

       Re: Beazer Homes USA Inc
           Form 10-K for the year ended September 30, 2019
           Filed November 13, 2019
           File No. 001-12822

Dear Mr. Salomon:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:    Keith L. Belknap